Exhibit 3.1

Informal translation in the English language of the substance of the draft articles of association of LyondellBasell Industries N.V. in the Dutch language. In this translation an attempt has been made to be as literal as possible, without jeopardizing the overall continuity. Inevitably, differences may occur in the translation, and if so, the Dutch text will govern.

AMENDMENT TO THE ARTICLES OF ASSOCIATION OF

LYONDELLBASELL INDUSTRIES N.V.

(effective June 1, 2018)

ARTICLES OF ASSOCIATION

CHAPTER I DEFINITIONS

1.	DEFINITIONS

1.1	In these articles of association the following expressions shall have the following meanings:

1.1.1	an “Accountant”: a register-accountant or other expert referred to in section 2:393 Dutch Civil Code (“DCC”), or an organisation within which such accountants cooperate;

1.1.2	the “Annual Accounts”: the balance sheet and the profit and loss account including the explanatory notes;

1.1.3	the “Board”: the board of directors (bestuur) of the Company;

1.1.4	the “CEO”: the Chief Executive Officer of the Company;

1.1.5	the “Company”: the company governed by these articles of association;

1.1.6	the “Distributable Part of the Shareholders’ Equity”: the part of the shareholders’ equity exceeding the issued share capital plus the reserves which must be maintained by law;

1.1.7	an “e-mail”: a legible and reproducible message sent by electronic means of communication; and

1.1.8	a “Liquidation”: the voluntary or involuntary liquidation, dissolution or winding up (ontbinding) of the Company.

1.2	In addition, unless the content requires otherwise, the expression “written” or “in writing” shall include messages sent by e-mail.

CHAPTER II NAME, SEAT, OBJECTS

2.	NAME, SEAT

2.1	The name of the Company is: LYONDELLBASELL INDUSTRIES N.V.

2.2	The seat (statutaire zetel) of the Company is in Rotterdam, The Netherlands.

2.3	Objects

The objects of the Company are:

(a)	to incorporate, to participate in any manner whatsoever, to manage, to supervise, to cooperate with, to acquire, to maintain, to dispose of, to transfer or to administer in any other manner whatsoever all sorts of participations and interests in businesses and companies;

(b)	to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities in the widest sense of the word;

(c)	to grant guarantees and to grant securities over the assets of the Company for the benefit of companies and enterprises with which the Company forms a group and for the benefit of third parties;

(d)	to acquire, to administer, to operate, to encumber, to dispose of and to transfer moveable assets and real property and any right to or interest therein;

(e)	to advise and to render services to enterprises of any nature;

(f)	to carry out all sorts of industrial, financial and commercial activities, including manufacturing, the import, export, purchase, sale, distribution and marketing of products and raw materials;

and all matters associated with the foregoing, related or conducive thereto, with the objects to be given their most expansive interpretation.

CHAPTER III CAPITAL AND SHARES

3.	AUTHORISED CAPITAL

3.1	The authorised capital amounts to fifty-one million euro (EUR 51,000,000.00) and is divided into one billion two hundred seventy-five million (1,275,000,000) ordinary shares of four eurocent (EUR 0.04) each.

3.2	The ordinary shares shall be numbered consecutively from 1 onwards.

3.3	Any amounts paid up on shares of any class in excess of the nominal value of such shares shall be added to the general share premium reserve attached to all issued ordinary shares.

CHAPTER IV ISSUE OF SHARES, COMPANY SHARES, CAPITAL REDUCTION

4.	ISSUE OF SHARES, BODY OF THE COMPANY AUTHORISED TO ISSUE SHARES

4.1	Shares are issued pursuant to a resolution of the Board if the Board has been authorised to do so by resolution of the general meeting of shareholders for a specific period with due observance of applicable statutory provisions. This resolution of the general meeting of shareholders must state how many shares may be issued. The authorisation may be extended for specific consecutive periods with due observance of applicable statutory provisions. Unless otherwise stipulated at its grant, the authorisation may not be withdrawn.

4.2	If and insofar as the Board is not authorised as referred to in article 4.1, the general meeting of shareholders may resolve to issue shares on a proposal of the Board.

4.3	Articles 4.1 and 4.2 will be correspondingly applicable to the granting of rights to subscribe for shares but will not apply to the issue of shares to a party exercising a previously acquired right to subscribe for shares.

4.4	Subject to the provisions of section 2:80 DCC, the issue price may not be below par.

5.	PRE-EMPTIVE RIGHTS

5.1	In case of shares being issued, every holder of shares will hold a pre-emptive right in the proportion that the aggregate amount of his shares bears to the total amount of shares outstanding.

However, a holder of shares will not have a pre-emptive right to shares which are being issued against contribution other than in cash, to shares which will be issued to employees of the Company or of a group company and to shares which will be issued as a result of a legal merger or legal split-off.

5.2	The pre-emptive right may be restricted or excluded by a resolution of the Board if and insofar as the Board has been authorised to do so by the general meeting of shareholders for a specific period with due observance of applicable statutory provisions. This designation may be extended for specific consecutive periods with due observance of applicable statutory provisions. Unless otherwise stipulated at its grant, the authorisation may not be withdrawn.

5.3	If and insofar as the Board is not authorised as referred to in article 5.2, pre-emptive rights may be restricted or excluded by a resolution of the general meeting of shareholders on a proposal of the Board.

5.4	The resolutions of the general meeting of shareholders to restrict or exclude pre-emptive rights, or to authorise the Board as referred to in article 5.2, will require a majority of at least two thirds (2/3) of the votes cast in case less than one half (1/2) of the issued capital is represented at the general meeting of shareholders.

5.5	Subject to section 2:96a DCC, when adopting a resolution to issue shares, the general meeting of shareholders or the Board determines how and during which period these pre-emptive rights may be exercised.

5.6	In case of rights to subscribe for shares being granted, this article will be correspondingly applicable. Shareholders will not hold a pre-emptive right to shares which are being issued to a party who exercises an already previously acquired right to subscribe for shares.

6.	PAYMENTS ON SHARES

6.1	Upon subscription for a share the full nominal amount must be paid thereon, as well as in case the share is subscribed at a higher amount, the difference between said amounts, everything without prejudice to the provisions in section 2:80 paragraph 2 DCC.

6.2	Payment in foreign currency may only be made with permission of the Company.

6.3	If shares are to be paid in kind by the subscriber (or partly in cash and partly in kind), the Board may enter into such transaction on behalf of the Company without prior approval of the general meeting of shareholders.

7.	COMPANY SHARES

7.1	Acquisition by the Company of shares in its capital not paid up will be null and void. The Company may, without prejudice to the statutory provisions and those laid down in these articles of association, only acquire said company shares for consideration in case:

a.	its equity capital, reduced by the price of acquisition, will not be lower than the paid and claimed part of its capital increased by the reserves which must be maintained by law, and

b.	the nominal amount of the shares in its capital acquired, held or held in pledge by the Company, or those held by a subsidiary, will not exceed one–half of its issued capital.

Decisive for the validity of the acquisition will be the amount of the equity capital according to the last adopted balance sheet, reduced by the acquisition price for the shares in the capital of the Company, the amount of the loans referred to in section 2:98c paragraph 2 DCC and distributions to the charge of the profit or reserves to other parties for which the Company and its subsidiaries became liable after the date of the balance sheet. In case a financial year will have expired for longer than six (6) months without the Annual Accounts having been adopted, an acquisition in accordance with the present paragraph will not be permitted. If depository receipts for shares in the capital of the Company have been issued, such depository receipts shall be put on par with shares for the purpose of the foregoing.

7.2	Other than for no consideration, the Company may only acquire shares in case the general meeting of shareholders will have authorised the Board for that purpose. Said authorisation will only be valid for a period not exceeding eighteen (18) months. In the authorisation, the general meeting of shareholders shall determine how many shares thereof may be acquired, the manner in which they may be acquired and between what limits the price shall be. If depository receipts for shares in the capital of the Company have been issued, such depository receipts shall be put on par with shares for the purpose of the foregoing.

7.3	The authorisation will not be required for the acquisition of listed company shares by the Company or listed depository receipts thereof in order to transfer these to employees in the employ of the Company or of a legal entity with which it is associated in a group by virtue of an arrangement applicable to said employees.

7.4	In the general meeting of shareholders, no votes may be cast in respect of a company share held by the Company or a subsidiary company; no votes may be cast in respect of a share for which the depository receipt is held by the Company or a subsidiary company. Usufructuaries or pledgees of a company share held by the Company or a subsidiary company will not be excluded from voting rights if the right of usufruct or pledge was created before the Company or such subsidiary company held such share. The Company or a subsidiary company may not cast votes for shares on which it holds a right of usufruct or a right of pledge.

7.5	In the determination of the number of votes exercised in a general meeting of shareholders, to what extent shareholders are present or represented or to what extent the share capital has been provided (verschaft) or is represented (vertegenwoordigd), the shares for which no votes may be cast in compliance with the above will not be taken into account.

8.	CAPITAL REDUCTION

8.1	The general meeting of shareholders may pass a resolution for the reduction of the issued capital, however, exclusively on proposal of the Board:

a.	by the cancellation of shares; or

b.	by reducing the amount of the shares in an amendment of the articles of association, provided that as a result thereof the issued capital or the paid part thereof will not fall below the amount prescribed in section 2:67 DCC.

In said resolution, the shares to which the resolution relates shall be designated and the implementation of the resolution shall be arranged.

8.2	A resolution for cancellation may only relate to shares held by the Company itself or of which it holds the depositary receipts.

8.3	Reduction of the amount of the shares without repayment and without exemption from the liability for payment shall be made proportionately on all shares of the same class. The requirement of proportion may be deviated from with the consent of all shareholders concerned.

8.4	Partial repayment on shares or exemption from the liability for payment will only be possible by way of implementation of a resolution for reduction of the amount of the shares. Such a repayment or exemption shall be made proportionately on all shares. The requirement of proportion may be deviated from with the consent of all shareholders concerned.

8.5	A resolution for capital reduction will require a majority of at least two-thirds (2/3) of the votes cast in case less than one-half (1/2) of the issued capital is represented at the general meeting of shareholders.

8.6	The convening notice for a meeting in which a resolution as stated in the present article will be passed will state the object of the capital reduction and the manner of implementation. In case the capital reduction will involve an amendment of the articles of association, those parties who have sent such a convening notice shall simultaneously deposit a copy of said proposal, containing the verbatim text of the proposed amendment, at the office of the Company as well as at an address to be mentioned in the convening notice, for perusal by every shareholder and holder of depository receipts of shares issued with the cooperation of the Company (hereinafter: “holder(s) of depository receipts”), until the end of the meeting.

8.7	The Company will deposit the resolutions referred to in the present article at the office of the trade register of the chamber of commerce and will announce the depositing in a nationally distributed daily newspaper.

8.8	On the proposal of the Board, the general meeting of shareholders may decide that a repayment on shares will either fully or partly be made not in cash but in participations in a company in which the Company participates either directly or indirectly.

9.	REGISTERED SHARES, SHARE CERTIFICATES, MISSING AND DAMAGED SHARE CERTIFICATES

9.1	The shares will be in registered form.

9.2	Upon written request by or on behalf of a shareholder, missing or damaged share certificates may be replaced by new share certificates bearing the same number, provided that the shareholder who has made such request, or the person making such request on his behalf, provides satisfactory evidence of his title and in so far as applicable, the loss of his share certificates to the Board, and further subject to such conditions as the Board may deem appropriate.

9.3	The issue of a new share certificate shall render the share certificate which its replaces invalid.

10.	SHAREHOLDERS’ REGISTER

A register will be kept at the office of the Company in accordance with the law.

The preceding sentence will not apply to the part of the register kept outside the Netherlands in order to comply with the legalisation applicable there or by virtue of any stock exchange regulations.

CHAPTER V TRANSFER OF SHARES, RIGHTS IN REM

11.	TRANSFER OF SHARES, LIMITED RIGHTS

The transfer of shares and the creation of limited rights on shares must be effected in accordance with the law.

CHAPTER VI MANAGEMENT OF THE COMPANY.

12.	THE BOARD.

12.1	The Company will be managed by the Board, consisting of executive Board members and non-executive Board members.

12.2	The number of members of the Board will be determined by the Board, provided that the Board shall at all times consist of at least nine (9) members, including at least one (1) executive Board member who will hold the title of CEO, and the number of non-executive Board members will at all times exceed the number of executive Board member(s) by at least one (1). Only individuals can be Board members.

12.3	The general meeting of shareholders will appoint the members of the Board, subject to article 12.4.

Subject to article 12.4, the appointment of a member of the Board shall take place by way of a binding nomination prepared by the Board. The general meeting of shareholders may render such nomination non-binding by means of a resolution adopted by at least two-thirds (2/3) of the valid votes cast, such two-third (2/3) majority representing more than one-half (1/2) of the issued capital. In case of such a vote, the general meeting of shareholders will be free in its selection and appointment of a Board member to fill the vacancy by means of a resolution adopted by at least two-thirds (2/3) of the valid votes cast, such two-third (2/3) majority representing more than one-half (1/2) of the issued capital. If the proportion of the share capital of at least one-half (1/2) as referred to in the preceding sentence is not represented at the meeting, then no new meeting may be convened without such proportion of the share capital being represented.

The general meeting of shareholders may with due observance of article 12.5 at any time suspend and dismiss one or more members of the Board.

The Board may at any time suspend one or more executive Board members.

12.4	Each member of the Board will be appointed for a term beginning on the day of his appointment and lapsing at the end of the next annual general meeting of shareholders. A member may be re-appointed with due observance of the preceding sentence. There is no limit to the number of times a Board member can be reappointed. The Board may draw up a retirement schedule for the members of the Board.

In case the number of members of the Board will be less than nine (9), the Board will remain competent, although a vacancy should be filled as soon as possible.

12.5	The general meeting of shareholders may only adopt a resolution to suspend or dismiss a member of the Board by means of a resolution adopted by at least two-thirds (2/3) of the valid votes cast, such two-third (2/3) majority representing more than half of the issued capital. If the proportion of the share capital of more than one-half (1/2) as referred to in the preceding sentence is not represented at the meeting, then no new meeting may be convened without such proportion of the share capital being represented.

12.6	If either the general meeting of shareholders or the Board has suspended a member of the Board or executive Board member, respectively, the general meeting of shareholders shall within three (3) months after the suspension has taken effect resolve either to dismiss such member of the Board, or to terminate or continue the suspension, failing which the suspension shall lapse.

A resolution to continue the suspension may be adopted only once and in such event the suspension may be continued for a maximum period of three (3) months commencing on the day the general meeting of shareholders has adopted the resolution to continue suspension. If within the period of continued suspension the general meeting of shareholders has not resolved either to dismiss such member of the Board or to terminate the suspension, the suspension shall lapse.

12.7	A member of the Board shall in the event of a dismissal or suspension be given the opportunity to account for his actions at the general meeting of shareholders and to be assisted by an adviser.

12.8	On the basis of a remuneration policy determined by the general meeting of shareholders, the Board shall determine the remuneration and other terms of employment for the executive Board member(s), provided that the executive Board member(s) may not participate in the deliberations and decision-making process concerning the remuneration of the executive Board member(s). With regard to arrangements concerning remuneration in the form of shares or share options, the Board shall submit a proposal to the general meeting of shareholders for its approval. This proposal must, at a minimum, state the number of shares or share options that may be granted to the executive Board member(s) and the criteria that apply to the granting of such shares or share options or the alteration of such arrangements.

12.9	Each non-executive Board member shall be paid a fee at such rate as may from time to time be determined by the Board, provided that the aggregate of all fees paid per annum to any individual non-executive Board member shall not exceed $2 million, unless otherwise decided by the general meeting of shareholders.

13.	DUTIES AND POWERS

13.1	The Board will be charged with the management of the Company. The Board may divide its duties, powers and authorities between the non-executive Board members and the executive Board member(s), provided that the executive Board member(s) will be charged with the management of the day to day affairs of the Company and the non-executive Board members will be charged with supervising the executive Board member(s) and the general course of affairs of the Company and its associated enterprise. The executive Board member(s) will timely provide the non-executive Board members with the data necessary for the performance of their duties.

13.2	The Board may draw up regulations in which its internal matters will be arranged. The regulations may elaborate on the division of tasks referred to in article 13.1. Members of the Board may adopt legally valid resolutions with respect to matters that fall within the scope of the duties delegated to them in these regulations or otherwise delegated to them by the Board in writing.

13.3	The Board may establish such committees as it may deem necessary which committees may consist of one or more members of the Board. The Board appoints the members of each committee and determines the tasks of each committee. The Board may at any time change the duties and the composition of each committee.

13.4	Without prejudice to any other applicable provisions of these articles of association, the Board shall require the approval of the general meeting of shareholders for resolutions of the Board regarding a significant change in the identity or nature of the Company or its associated enterprise, including in any event:

a.	the transfer of the entire enterprise or practically the entire enterprise of the Company to a third party, whether by acquisition, business merger, consolidation, sale of all or substantially all assets of the Company and its consolidated subsidiaries taken as a whole;

b.	concluding or cancelling any long-lasting co-operation by the Company or a subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to the Company;

c.	acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third (1/3) of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted Annual Accounts of the Company, by the Company or a subsidiary.

13.5	Without prejudice to the other relevant provisions of these articles of association the Board may adopt resolutions pursuant to which clearly specified resolutions of the executive Board member(s) shall also require its approval.

13.6	The lacking of the approval of the Board as mentioned in paragraphs 13.4 and 13.5 may not be invoked by or against third parties.

14.	REPRESENTATION

14.1	The Company shall be represented by the Board or any executive Board member acting individually.

14.2	The executive Board member(s) may appoint representatives with full or limited authority to represent the Company, acting either individually or jointly with one or more other persons. Each of those representatives shall represent the Company with due observance of those limits. The Board will determine their title.

15.	VACANCY OR INABILITY TO ACT OF BOARD MEMBERS

15.1

If the seat of an executive Board member is vacant or upon the inability to act of an executive Board member, the remaining executive Board member(s) shall temporarily be entrusted with the executive management of the Company; provided that the Board may provide for a temporary replacement. If the seats of all executive Board members are vacant or upon the inability to act of all executive Board members or the sole executive

Board member, as the case may be, the day-to-day management of the Company shall temporarily be entrusted to the non-executive Board members, provided that the Board may provide for temporary replacements.

15.2	If the seat of a non-executive Board member is vacant or upon the inability to act of a non-executive Board member, the remaining non-executive Board member(s) shall temporarily be entrusted with the performance of the duties and the exercise of the authorities of that non-executive Board member; provided that the Board may provide for a temporary replacement. If the seats of all non-executive Board members are vacant or upon the inability to act of all non-executive Board members, the general meeting of shareholders shall be authorised to temporarily entrust the performance of the duties and the exercise of the authorities of non-executive Board members to one or more other individuals.

16.	MEETINGS OF THE BOARD, DECISION MAKING PROCESS

16.1	The Board shall appoint a chairman and, if necessary, a vice chairman from among the non-executive Board members. The Board will designate a secretary and, if necessary, a deputy secretary whether or not from its number.

16.2	The Board will hold a meeting whenever deemed desirable by the chairman or the majority of the members of the Board. A member of the Board may have himself represented at a meeting by one other member of the Board authorised in writing.

16.3	The Board shall include the division of duties within, and the procedure of, the Board and its committees in a set of rules. The Board and its members shall be bound to fully observe the provisions of such rules in all their actions and decision making. Such rules can only be amended by the Board.

16.4	The Board will pass its resolutions by an absolute majority of the votes validly cast.

A member of the Board shall not participate in the determinations and decision-making process regarding a subject if he has a direct or indirect personal conflict of interest with the Company. If as a result thereof no resolution can be adopted, resolutions shall be adopted by the general meeting.

Abstentions will be regarded as votes not cast.

In case of a voting tie on matters, the proposal will have been rejected.

In case of a voting tie on matters relating to persons (including nominations and appointments), the resolution will be postponed until the next following meeting. In case there will again be an equality of votes, no resolution will be passed.

16.5	The passing of resolutions will require a majority of the members of the Board, or of the non-executive Board members, if applicable, holding office being present or represented at that meeting.

16.6	Minutes of the proceedings at the meetings will be kept by the secretary of the Board. The minutes will be confirmed and signed by the persons who will have acted as chairman and secretary at the meeting.

16.7	The Board may also pass resolutions without a meeting being held, provided (i) the proposal concerned has been dispatched to the home address or to a previously stated other address of all members of the Board by letter, facsimile or e-mail, (ii) none of them has opposed said manner of passing resolutions and (iii) the majority of the Board holding office and entitled to approve the proposals concerned has declared to favour such proposals by letter, facsimile or e-mail.

The secretary will draw up a report of a resolution thus passed whilst adding the incoming replies, which report will be added to the minutes after having been co-signed by the chairman.

16.8	A member of the Board shall disclose to the other members of the Board, and shall not take part in deliberations or decision-making on, a subject or transaction in relation to which he or she has a conflict of interest with the Company.

CHAPTER VIII GENERAL MEETING OF SHAREHOLDERS, MEETINGS OF HOLDERS OF A CERTAIN CLASS OF SHARES

17.	ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

17.1	Annually a general meeting of shareholders will be held, at which inter alia the following items will be considered:

a.	the adoption of the Annual Accounts and – with due observance of the provisions of article 21 – the allocation of profits;

b.	the proposal regarding the discharge from liability to members of the Board for their management in the last financial year;

c.	if applicable, the proposal to pay dividends; and

d.	other proposals raised for consideration by the Board.

17.2	The annual general meeting of shareholders will at the latest be held in the month of June.

17.3	Other general meetings of shareholders will be held whenever the Board will pass a resolution to convene such a meeting.

17.4	The shareholders as well as the holders of depository receipts will be called to attend a general meeting of shareholders by or on behalf of the Board by electronic means.

17.5	The convening notice for a general meeting of shareholders will be given no less than 15 days before the meeting, or such other time as required by law.

17.6	The convening notice will state the subjects to be discussed and/or resolved upon as well as all other information prescribed by law and/or these articles of association.

17.7	One or more shareholders or holders of depository receipts representing solely or jointly at least one/hundredth (1/100) part of the issued share capital or, if and as long as the shares of the Company are admitted to trading on a market in financial instruments as referred to in article 1:1 of the Financial Supervision Act (Wet financieel toezicht), whose shares represent a value of fifty million euro (EUR 50,000,000.00) or more can request the Board to place a matter on the agenda, provided that the Company has received such request at least sixty (60) days prior to the date of the general meeting of shareholders concerned.

17.8	One or more shareholders or holders of depository receipts representing solely or jointly at least one-tenth (1/10) part of the issued share capital can request the Board to convene a general meeting of shareholders. The Board shall publish a convening notice for such a general meeting of shareholders within four (4) weeks of receipt from such shareholders of a specified agenda for such general meeting of shareholders and, in the sole discretion of the Board, compelling evidence of the number of shares held by such shareholder or shareholders respectively the number of depository receipts held by such holder of depository receipts or holders of depository receipts.

17.9	No valid resolutions can be adopted at a general meeting of shareholders in respect of items which are not included in the agenda.

17.10	The Board shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board invokes an overriding interest, it must give reasons therefore.

The Board shall inform the general meeting of shareholders by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposals on the agenda. These explanatory notes to the agenda shall be put on the Company’s website.

17.11	Every pledgee and usufructuary holding voting rights on the relevant shares, will hold the rights accrued by law to holders of depository receipts.

18.	PLACE OF MEETING, CONVENING NOTICE

18.1	The general meeting of shareholders will be held in Rotterdam, Amsterdam or Haarlemmermeer (Schiphol Airport).

18.2	All convening notices for said meetings will be announced on the website of the Company, directly and permanently accessible until after the meeting.

19.	CHAIRMANSHIP, MINUTES, RIGHTS TO ATTEND MEETINGS, DECISION-TAKING PROCESS

19.1	The chairman of the Board will act as chairman of the general meeting of shareholders or, in case of his absence, one of the other Board members to be designated by the Board. In case no Board member will be present, the general meeting of shareholders itself will designate its presidium.

19.2	Minutes of the meetings will be kept at each meeting by the secretary of the Board or, in case of his or her absence, by the deputy secretary of the Board, in case he will have been designated, which minutes will be confirmed and signed by the chairman and the secretary or deputy secretary, as applicable, unless, at the request of the parties having convened the meetings, an official record will be drawn up by a civil law notary to be designated by them, in which case said official record need only be signed by the civil law notary and by the witnesses, if any.

The draft minutes of the general meeting of shareholders shall be made available, on request, to shareholders no later than three (3) months after the end of the meeting, after which the shareholders and the holders of depository receipts shall have the opportunity to react to the draft minutes in the following three months. The minutes shall then be adopted in the manner as described in the first sentence of this article 19.2.

If the notarial official record has been drawn up, the notarial official record shall be made available, on request, no later than three (3) months after the end of the general meeting of shareholders.

19.3	Every shareholder, pledgee and usufructuary (both provided they hold voting right on the relevant shares) will be competent, either personally or through an attorney authorised in writing, to attend the general meeting of shareholders, to address said meetings and to exercise the voting right. Every holder of a depositary receipt will be competent, either personally or through an attorney authorised in writing, to attend the general meeting of shareholders and to address the meeting. A warrant of attorney may be recorded in electronic form.

19.4	The Board may determine that attending and addressing the general meeting as well as participating in the deliberations and exercising the voting right may also take place by way of electronic means of communication. For that purpose it is required that the shareholders, pledgees, usufructuaries and holders of depository receipts or their attorneys authorised in writing can be identified and that they can simultaneously take note of the discussions at the meeting. The Board may set conditions for the use of electronic means of communication; these conditions shall be announced in the convening notice.

19.5	The provisions of paragraphs 3 and 4 of this article will be applicable to those persons who are a shareholder, usufructuary and pledgee (provided they hold the voting rights on the relevant shares) or a holder of a depository receipt as per the twenty-eighth (28th) day prior to the date of the meeting, such date hereinafter referred to as: the “record date”, and who have notified the Company in writing prior to the general meeting of shareholders of the intention to attend the general meeting of shareholders. The notification will state the name and the number of shares or depository receipts for which the applicant is entitled to attend the general meeting of shareholders. The provision on the notification to the Company will also apply to the attorney authorised in writing of an applicant.

19.6	The date mentioned in paragraph 5 of this article on which the notification of the intention to attend the general meeting of shareholders shall have been given at the latest, shall be determined by the Board and cannot be fixed earlier than at a time on the twenty-eighth (28th) day prior to the date of the general meeting of shareholders.

19.7	If the provisions of paragraph 5 of this article are not applicable, the holders of the depository receipts as well as usufructuaries and pledgees holding voting rights, in order to be able to exercise their rights to attend meetings, shall deposit documentary evidence of their rights at the office of the Company or at a place designated for this purpose in the convocation for the meeting not later than on the seventh (7th) day prior to the meeting.

19.8	Moreover, the person who wishes to exercise the right to vote and to attend the meeting, shall sign the attendance list prior to the meeting, stating his name, the name(s) of the person(s) for whom he acts as attorney, the number of shares he is representing and, as far as applicable, the number of votes he is able to cast.

19.9	Those who have been authorised in writing shall present their warrant of attorney at the general meeting of shareholders unless the shareholder, usufructuary or pledgee has sent the warrant of attorney by e-mail to the Company or a person designated for such purpose by the Company in accordance with the relevant procedure explained on the website of the Company. The Board may resolve that the warrants of attorney of holders of voting rights will be attached to the attendance list.

19.10	Every share will carry the right to cast one (1) vote.

19.11	All resolutions for which the law or the articles of association do not prescribe a larger majority will be passed by an absolute majority of the votes cast.

19.12	Abstentions will be regarded as votes not cast.

19.13	The opinion of the chairman expressed at the meeting that a resolution has been passed by the general meeting of shareholders will be decisive. The same will apply to the text of a resolution passed insofar as votes will have been cast on a proposal not laid down in writing. However, in case immediately after said opinion having been expressed, its correctness will be challenged, a new ballot will be held in case the majority of the parties entitled to vote and present at the meeting, or in case the original votes will not have been cast by poll or in writing, a party entitled to vote and present at the meeting will make the relative request. As a result of said new ballot, the legal consequences of the original vote will be cancelled.

19.14	A certificate signed by the chairman and the secretary of the general meeting of shareholders, confirming that the general meeting of shareholders has adopted a particular resolution, shall constitute evidence of such resolution vis-à-vis third parties.

CHAPTER IX ANNUAL ACCOUNTS, PROFIT

20.	FINANCIAL YEAR AND ANNUAL ACCOUNTS

20.1	The financial year of the Company will coincide with the calendar year.

20.2	Annually, within four (4) months after the end of the financial year of the Company, the Board will compile the Annual Accounts and a board report.

20.3	The Company will grant an Accountant the assignment to audit the Annual Accounts. The general meeting of shareholders will be competent to grant the assignment. In case it will not proceed to do so, the Board will be competent. The designation of an Accountant will not be restricted by any nomination whatsoever. The assignment of an Accountant may be withdrawn by the general meeting of shareholders or by the party by which it will have been granted, in each case in accordance with Dutch law. The Accountant will report to the Board with respect to his findings.

20.4	The general meeting of shareholders adopts the Annual Accounts. The Accountant may be questioned by the general meeting of shareholders in relation to its statement on the fairness of the Annual Accounts. The Accountant shall therefore be invited to attend this meeting and be entitled to address this meeting.

20.5	The Annual Accounts will be signed by all members of the Board. In case any signature(s) should be lacking, the reason thereof will be stated.

20.6	The Annual Accounts, the board report and the data to be added by virtue of section 2:392 paragraph 1 DCC, will be deposited at the office of the Company, for perusal by the shareholders as well as the holders of depositary receipts as of the date of the convening notice for the annual meeting.

Said shareholders and holders of depositary receipts may peruse the documents there and gratuitously obtain a copy thereof.

Furthermore, anyone else may inspect the documents referred to in the first sentence of the present paragraph, insofar as said documents shall be made public after adoption, and obtain a copy thereof at a price not exceeding cost.

20.7	The Annual Accounts shall be published within eight (8) days after having been adopted. It will be made public by depositing a full copy thereof in the Dutch language, or in case this will not have been drawn up, a copy in English, in accordance with section 2:394 DCC. The date of adoption shall be stated on the copy.

21.	APPROPRIATION OF PROFIT

21.1	To the charge of the profit, any such amounts will be allocated to reserves as will be fixed by the Board.

21.2	After the allocation to the reserves in accordance with the preceding paragraph, the general meeting of shareholders shall determine the allocation of the remaining profits. For the computation of the amount of profit to be distributed on each share, only the amount of the obligatory payments on the nominal amount of the shares shall be taken into account.

21.3	Distributions can only be made up to the amount of the Distributable Part of the Shareholders’ Equity.

21.4	Distributions will be made after adoption of the Annual Accounts evidencing these to be permissible.

21.5	The Board may pass a resolution for the distribution of an interim dividend or other interim distribution provided the requirement of paragraph 3 of this article will have been fulfilled as will be evident from an interim specification of equity. Said specification will relate to the position of the equity at the earliest on the first day of the third month prior to the month in which the resolution for the distribution of an interim dividend will be announced. Said specification will be drawn up with due observance of the valuation methods deemed acceptable in society. The amounts to be reserved by virtue of the law will figure in the specification of equity. It will be signed by or on behalf of the Board or if the signature should be lacking, the reason thereof will be stated. The specification of equity will be deposited at the offices of the trade register of the chamber of commerce within eight (8) days after the date on which the resolution for distribution will be announced.

21.6	The Board will decide at what places and as of what dates dividends and other distribution on shares will be made payable.

21.7	The Company shall only pay dividends and other distributions (irrespective of their form) on shares to those in whose name the shares are registered on the date that such dividends or other distribution was declared. Such payment discharges the Company.

21.8	Dividends, not collected within five (5) years after the first day on which they became payable, will revert to the Company.

21.9	In case the profit and loss account in any year will show any loss that cannot be covered by the reserves or extinguished in any other manner, no profit will be distributed in a following year or in subsequent years until said loss has been covered by reserves or extinguished in any other manner.

21.10	On a proposal of the Board, the general meeting of shareholders may pass a resolution for distributions of profit – or also to the charge of a reserve susceptible to distribution in shares, in depository receipts thereof or in participations in a company in which the Company participates directly or indirectly.

CHAPTER X AMENDMENT TO THE ARTICLES OF ASSOCIATION, LIQUIDATION

22.	AMENDMENT TO THE ARTICLES OF ASSOCIATION. DISSOLUTION.

22.1	A resolution for the amendment of the articles of association or for dissolution of the Company may only be passed by the general meeting of shareholders on the proposal of the Board.

22.2	A resolution for the legal merger (juridische fusie) or legal demerger (juridische splitsing) of the Company may only be passed by the general meeting of shareholders on the proposal of the Board.

22.3	In case a proposal for amendment of the articles of association or dissolution of the Company will be made to the general meeting of shareholders, this shall invariably be stated in the actual convening notice for said meeting and – in case it will concern an amendment of the articles of association – a copy of the proposal, containing the verbatim text of the proposed amendment, shall simultaneously be deposited at the office of the Company for perusal by every shareholder and every holder of a depository receipt of a share issued with the cooperation of the Company, until the end of the meeting.

23.	LIQUIDATION

23.1	In case of a Liquidation of the Company, the executive Board member(s) will be charged with the liquidation of the affairs of the Company and the non-executive Board members will be charged with the supervision thereof, without prejudice to the provisions in section 2:23 paragraph 2 DCC.

23.2	During the Liquidation, the provisions of the articles of association will as much as possible continue to be effective.

The balance remaining after payment of all creditors of the Company will be distributed to the shareholders in proportion to each of their shareholdings.

CHAPTER XI INDEMNIFICATION BY THE COMPANY

24.	INDEMNIFICATION

The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”) by reason of the fact that he or she (or a person or entity for whom he or she) is or was a member of the Board or a member of a similar body of any direct or indirect subsidiary of the Company or is or was serving as an agent (as defined below) of the Company, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Company, unless and only to the extent that the court in which such action suit or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.

The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only, if the Proceeding (or part thereof) was authorised by the Board. For purposes of this article, an “agent” of the Company includes any person who is or was a Board member, officer, employee or other agent of the Company or is or was serving at the request of the Company as a supervisory board member, management board member, director, officer, employee or other agent of another company, partnership, joint venture, trust or other enterprise; or was a director, officer, employee or other agent of a company which was a predecessor company of the Company or of another enterprise at the request of such predecessor company.

Expenses (including attorneys’ fees) incurred in defending a Proceeding may be paid by the Company in advance of the final disposition of such Proceeding upon a resolution of the Board with respect to the specific case; provided that the Company shall have received an undertaking by or on behalf of the person seeking to have his expenses paid to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the Company in accordance with this article.